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SEC FILE NUMBER
8-67470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HEDGECO SECURITIES, LLC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

105 NARCISSUS AVENUE SUITE 701
(No. and Street)

WEST PALM BEACH	FLORIDA	33401
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOU MILANO	561-632-2730	LMILANO@HEDGECOSECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Lou Milano__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __HedgeCo Securities, LLC.__ , as of __12/31__ , 2 _022_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public State of Florida
Juan J Orellana
My Commission GG 914821
Expires 09/19/2023

Juan J Orellana 3/28/23
Notary Public

Signature: _(signed)_

Title:
CCO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Hedgeco Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hedgeco Securities, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hedgeco Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hedgeco Securities, LLC's management. Our responsibility is to express an opinion on Hedgeco Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hedgeco Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Hedgeco Securities, LLC's financial statements. The supplemental information is the responsibility of Hedgeco Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, P.A.

We have served as Hedgeco Securities, LLC's auditor since 2013.

Maitland, Florida

March 27, 2023

HEDGECO SECURITIES, LLC

FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended

December 31, 2022

With Report of Registered Public Accounting

Firm

HEDGECO SECURITIES, LLC
Financial Statements for the Year Ended December 31, 2022
Table of Contents

The accompanying notes are an integral part of these financial statements

HEDGECO SECURITIES, LLC.
STATEMENT OF FINANCIAL CONDITION
For the Year Ended December 31, 2022

ASSETS

Cash and cash equivalents	$	248,278
Deposit with clearing broker		10,000
Intercompany receivable		2,402
Prepaid expenses and other assets		2,081
Total assets	$	262,761

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	8,610
Total liabilities		8,610
Member's equity		254,151
Total liabilities and member's equity	$	262,761

The accompanying notes are an integral part of these financial statements

HEDGECO SECURITIES, LLC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2022

REVENUES		
Referral Fees	$	30,356
Total revenue		30,356
EXPENSES		
Regulatory fees		4,866
Professional fees		28,707
Occupancy (related party)		6,300
Other operating expenses		1,739
Total Expenses		41,612
NET INCOME (LOSS)	$	(11,256)

The accompanying notes are an integral part of these financial statements

HEDGECO SECURITIES, LLC.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2022

Balance, December 31, 2021	$	259,107
Member's Contribution		6,300
Member's Distribution		
Net Income (Loss)		(11,256)
Balance, December 31, 2022	$	254,151

4

The accompanying notes are an integral part of these financial statements

HEDGECO SECURITIES, LLC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$ (11,256)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease in accounts receivable	103,180
Decrease in prepaid expenses	137
Increase in accounts payable and accrued liabilities	(2318)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member Contributions	6,300
Member Distributions	-
Net cash provided by financing activities	
NET INCREASE IN CASH	96,043
CASH AND CASH EQUIVALENTS:	
Beginning of period	162,235
End of period	$ 258,278

SUPPLEMENTAL DISCLOSURE:

Cash Paid for Interest	0
Cash Paid for Tax	0

The accompanying notes are an integral part of these financial statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: HedgeCo Securities, LLC (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a Delaware limited liability company (LLC) and a wholly owned subsidiary of HedgeCo Securities Holdings, LLC (the "Parent" and sole member). HedgeCo Securities Holdings, LLC is wholly owned by HedgeCo Networks, LLC.

The Company has referral agreements with various other member broker dealer firms that provide services that the company does not offer such as prime and/or mini-prime brokerage and/or execution services and refers hedge fund managers to those firms. The company also has agreements with the managers and/or issuers of private placements hedge funds to receive a percentage of management and/or performance fees they receive in connection with the introductions of those qualified investors of hedge funds to the issuers and/or managers of those hedge funds.

Cash and cash equivalents: For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As December 31, 2022, the Company had no uninsured cash balances.

Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The accompanying notes are an integral part of these financial statements

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position included in an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state, or local income tax examinations related to the Company's activities for tax years before 2017.

Revenue from contracts with customers:

Significant Judgements
Revenue from contracts with customers includes referral fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from contracts with customers:

Referral Fees
The Company receives referral fees from other member broker dealer firms that offer prime and/or mini- prime brokerage and/or execution services for referring hedge fund managers to those firms. The Company also receives referral fees from managers and/or issuers of private placements hedge funds for the management and/or performance fees they receive in connection with the introductions of those qualified investors of hedge funds to the issuers and/or managers of those hedge funds. Revenue is recognized at the point in time that the performance arrangement is completed.

Fair value of financial instruments: All the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2022, the Company had net capital of $249,668, which was $244,668 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 3.4%.

The accompanying notes are an integral part of these financial statements

NOTE C - RELATED PARTY TRANSACTIONS

During 2022 the Company had an expense sharing agreement with a party related by common ownership. The parent forgave a total of $6,300 for shared rent and other administrative expenses during the year 2022, of which $6,300 was recorded for rent. On December 31, 2022, the Company is owed $2,402 from the same related party.

NOTE D - CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $10,000 be maintained on deposit with the clearing broker.

NOTE E - BUSINESS CONCENTRATIONS

The Company earned revenue from two major customers that accounted for 25% and 75% of referral fees for the year ended December 31, 2022.

NOTE F - COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2023, the date which the financial statements were available to be issued and has determined that the Company had no events occurring subsequent to December 31, 2022 requiring disclosure.

The accompanying notes are an integral part of these financial statements

HEDGECO SECURITIES, LLC.
Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities and Exchange Act of
1934
December 31, 2022

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

The accompanying notes are an integral part of these financial statements

HEDGECO SECURITIES, LLC.
SCHEDULE 1 COMPUTATION OF NET CAPITAL UNDER RULE
15C3-1 OF THE OF THE SECURITIES AND EXCHANGE ACT OF
1934
December 31, 2022

Net Capital	
Total member's equity qualified for net capital	$ 254,151
Deduction for non-allowable assets:	
Accounts receivable - non-allowable	(2,081)
Intercompany receivable	(2,402)
Net capital before haircuts	249,668
Less haircuts	0
Net capital	249,668
Minimum net capital required	5,000
Excess net capital	244,668
Aggregate Indebtedness:	8,610
Minimum net capital based on aggregate indebtedness	$ 574
Ratio of aggregate indebtedness to net capital	3.45%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X- 17A-5 AS OF DECEMBER 31, 2022.

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2022.

The accompanying notes are an integral part of these financial statements

HEDGECO SECURITIES, LLC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2022

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

HEDGECO SECURITIES, LLC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2022

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph and (k)(2)(ii) of the rule and does not hold customers' monies or securities.

The accompanying notes are an integral part of these financial statements



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Hedgeco Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption, in which (1) Hedgeco Securities, LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Hedgeco Securities, LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Hedgeco Securities, LLC stated that Hedgeco Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for referring securities transactions to other broker-dealers, or providing referrals for private placement offerings. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hedgeco Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hedgeco Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Maitland, Florida

March 27, 2023

Exemption Report

HedgeCo Securities LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for referring securities transactions to other broker-dealers, or providing referrals for private placement offerings. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

HedgeCo Securities LLC

I, Louis M Milano , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Louis M Milano*

Title: Chief Compliance Officer

March 21, 2023